EXHIBIT N

PROMISSORY NOTE

                                                                                                December 15, 1993

                 For value received, Eastern Enterprises, a Massachusetts Voluntary Association (hereinafter “Eastern”), whose address is 9 Riverside Road, Weston, Massachusetts 02193, promises to pay on demand to Minnesota Harbor Service, Inc., a Minnesota corporation (hereinafter “MHS”), whose address is 40 State Street, P.O. Box 7037, St. Paul, Minnesota 55107, or order, the aggregate unpaid principal amount of all advances or readvances to Eastern by MHS, and to pay interest from the date of each advance or readvance until paid in full, such interest to be due and payable on the first day of each calendar month, beginning on January 1, 1994, at an annual rate of interest equal to the “100 percent quarterly short term applicable federal rate (AFR)” as published by the Internal Revenue Service for the second calendar month immediately preceding the calendar quarter in which the payment due date falls, rounded up to the next quarter percent (.25%), and computed on the daily “end-of-day” balance of principal and interest, divided by 360 days and assuming 30 days in every calendar month.

                 This note shall be governed by and construed in accordance with the laws of the State of Minnesota.

                 IN WITNESS WHEREOF, Eastern has caused this note to be executed by its duly authorized officer.

                                         EASTERN ENTERPRISES

                                         By:   /s/ Fred C. Raskin
                                            _____________________________

                                         Its: Senior Vice President
                                             ____________________________